May 23, 2008
VIA EDGAR CORRESPONDENCE, FACSIMILE AND FEDERAL EXPRESS
H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington D.C. 20549-7010

Re:	Foothills Resources, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed April 14, 2008 Amendment No. 7 to Registration Statement on Form S-1 Filed May 5, 2008 File No. 333-137925
Dear Mr. Schwall:
We are writing in response to your letters dated May 5, 2008 and May 21, 2008, regarding Amendments No. 6 and No. 7 to the Registration Statement on Form S-1 of Foothills Resources, Inc. (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2008 and May 5, 2008, respectively, File Number 333-137925 (the “Registration Statement”). We responded to your letter dated April 29, 2008 regarding Amendment No. 6 to the Registration Statement, and filed Amendment No. 7 to the Registration Statement on May 5, 2008. This letter accompanies Amendment No. 8 to the Registration Statement (the “Amended Registration Statement”), filed with the Commission on the date hereof. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and cross-references to the pages of the Amended Registration Statement where the corresponding revisions to the Registration Statement may be found.
Form S-1 filed April 14, 2008
Website
1.	We note the statement “Reserve analysis indicates that the Grizzly Bluff Field could contain in excess of 100 BCF of from relatively shallow Pliocene reservoirs. Much of this gas is categorized as proved undeveloped. Additional in the range of 500 BCF to 1 trillion cubic feet (“TCF”) of natural gas exists in the Grizzly Bear Prospect which is a deep exploratory prospect that underlies the shallow Grizzly Bluff Field.” Please consider adding an explanation of the terms “natural gas recoverable reserves” and “significant upside potential” with a view toward describing the likelihood of economic recovery. In addition, please include the cautionary language below if you continue to make reference to hydrocarbon volumes other than proved reserves as defined in Section 4-10(a) of Regulation S-X:

Mr. Roger Schwall
Securities and Exchange Commission
May 23, 2008

“Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms on this web site, such as [identify the terms], that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form XX, File No. X-XXXX, available from us at [address at which investors can request the filing]. You can also obtain this form from the SEC by calling 1-800-SEC-0330.”
RESPONSE: We have modified our web site to remove all references to hydrocarbon volumes other than proved reserves.
General
2.	Page numbers referenced herein pertain to the redline copy of the amendment.
RESPONSE: We have noted the comment for the purpose of our responses.
Business
Eel River Basin, page 65
3.	We note your statement, “After perforating the indicated gas-bearing zones in both the Vicenus 1-3 and GB 5 wells, we did not recover natural gas from either well.” Please amend this to disclose the individual zones that were perforated/tested in these two wells.
RESPONSE: The requested changes have been made on pages 68 and F-20.
4.	We note the drilling completion activity on the Vicenus 1-3 and GB 5 wells. Please amend this to disclose the proved developed reserves attributed to these two wells and the proved undeveloped reserve volumes attributed to the Lower Anderson and Lower Rio Dell zones in the Fortuna field. This also applies to your proved reserves disclosure on page F-20.
RESPONSE: The requested changes have been made on pages 69 and F-20.
Texas, page 66
5.	We note your references to producing rates such as, “The Texas oil fields are presently providing us with net production averaging an aggregate of approximately 560 barrels of oil and oil-equivalent gas per day.” Please amend this and other similar producing rate statements to include the most recent date(s) that is applicable.
     RESPONSE: The requested changes have been made on pages 68, 69 and 70.
Oil and Gas Reserves, page 69
6.	Please furnish to us the third party engineering report, in hard copy and digital format, that you used as the basis for the year-end 2007 proved reserve disclosures.

Mr. Roger Schwall
Securities and Exchange Commission
May 23, 2008

RESPONSE: The engineering report prepared by Cawley, Gillespie & Associates, Inc. was provided to Mr. Ronald Winfrey in hard copy and digital format on May 12, 2008.
Net Quantities of Oil and Gas Produced, page 70
7.	Please expand the table here to disclose the 10 line items separately for Texas and California.
RESPONSE: The requested changes have been made to the table on page 73.
Form S-1 filed May 5, 2008
Risk Factors, page 3
Risk Related to our Business, 4
We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow, page 5
1.	We note your response to prior comment 2. Please disclose the amount of the proceeds of the Credit Facility that was used to repay the amounts outstanding under the Mezzanine Facility. Please expand the disclosure here and in the MD&A section to discuss your ability to repay the amounts outstanding under the Credit Facility.
RESPONSE: The requested changes have been made on pages 5, 63 and 64.
We may not be able to develop oil and gas reserves on an economically viable basis, and our reserves and production may decline as a result, page 7
2.	We note the statement, “We believe this result is inconsistent with the mud log shows, electric log interpretations, and offsetting well information. Our preliminary conclusion is that polymer fluids used during drilling operations most likely damaged the reservoirs near the wellbores.” The statement appears to mitigate the risk you describe. Risk factors should be discussed plainly and directly without including language that mitigates or qualifies the risk you describe. Please remove the statement or move the statement to another section of the registration statement where the disclosure is more appropriate.
RESPONSE: The requested changes have been made on page 8.
* * *

Mr. Roger Schwall
Securities and Exchange Commission
May 23, 2008

We believe our responses contained herein adequately address your questions. As a courtesy, we have also included three redlined documents comparing Amendment No. 7 to No. 8. Please feel free to call me at (661) 716-1320 or our counsel, C.N. Franklin Reddick, at (310) 229-1000 if you require additional information or clarification of our responses.

Sincerely,
/s/ W. Kirk Bosché
W. Kirk Bosché
Chief Financial Officer

cc:	Ronald Winfrey, Securities and Exchange Commission Karl Hiller, Securities and Exchange Commission Carmen Moncada-Terry, Securities and Exchange Commission